January 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

Attention: Jeff Long, Staff Accountant

100 F Street, N.E.

Washington, DC 20549

Re:	Holland Balanced Fund File Nos. 33-95026 and 811-09060

Dear Mr. Long:

On behalf of the Holland Balanced Fund (the “Fund”), a series of Holland Series Fund, Inc., and Holland & Co. LLC (the “Adviser”) collectively (the “Registrant”), we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”), the Registrant’s responses to the comments provided by you on behalf of the staff (the “Staff”) of the SEC to the Fund’s website to the undersigned by telephone on January 7, 2016. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment.

1.        Staff Comment:    Please update the Fund’s website with the Fund’s most current semi-annual report.

           Response:    The Registrant has updated the website as requested.

2.        Staff Comment:    Please update the Fund’s website with the Fund’s most current N-Q report.

           Response:    The Registrant has updated the website as requested.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you should have any questions, please do not hesitate to contact me at (617) 662-1742.

Very truly yours,

/s/ David James

David James

Managing Director and Managing Counsel

cc:	Michael Holland

Timothy Diggins, Esq., Ropes & Gray LLP

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